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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Joe McCann
Lauren Sprague Hamill

Re:	AEON Biopharma, Inc. Amendment No. 3 to the Registration Statement on Form S-1
Filed April 2, 2024
File No. 333-274094

Ladies and Gentlemen:

On behalf of AEON Biopharma, Inc. (the “Company”), please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 to the Company’s Registration Statement on Form S-1 (“Amendment No. 4”). The Company previously filed a Registration Statement on Form S-1 with the Commission on August 18, 2023 (the “Original Filing”), an Amendment No. 1 to the Original Filing on October 23, 2023 (“Amendment No. 1”), an Amendment No. 2 to the Original Filing on November 24, 2023 (“Amendment No. 2”), and an Amendment No. 3 to the Original Filing on April 2, 2024 (“Amendment No. 3”). Amendment No. 4 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 3 received on April 30, 2024 (the “Letter”) from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of the Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4 and all references to page numbers in such responses are to page numbers in Amendment No. 4.

May 31, 2024 Page 2

Cover Page

1.	We note your response to prior comment 1. Based on the revised disclosures concerning the termination of the Forward Purchase Agreements as of March 18, 2024, it now appears that the Sellers are retaining the shares under the FPA Funding Amount Subscription Agreements and are not required to make any cash payments as consideration for these shares. In addition, we note the circumstances under which the New Money PIPE Shares were issued to the Sellers, including, without limitation, (i) cross-conditioning the issuance of the New Money PIPE Shares and the execution of the original FPA Agreements, (ii) entry into the Letter Agreements, which were "designed to limit the Seller’s exposure to downside risk" in purchasing the New Money PIPE Shares, (iii) the Company’s arrangement with ACM whereby ACM purchased shares in the open market to facilitate the Closing and in exchange received a significant discount on the price paid for the New Money PIPE Shares. Please revise the registration statement to identify ACM and Polar as underwriters and state that such underwriters will resell their shares at a fixed price. For additional guidance, refer to Securities Act Rules C&DI 612.09.

Response: The Company respectfully acknowledges the Staff’s comment, but believes that the facts do not support an assertion that ACM and Polar are acting as underwriters.

Each of ACM Investor and Polar paid $3.5 million for the purpose of acquiring the shares represented by the New Money PIPE Subscription Agreements, with a purchase price of $7.00 per share (see the recitals and Section 2(b) of the New Money PIPE Subscription Agreements, filed as Exhibits 10.26 and 10.27 to Amendment No. 4), although the Sponsor agreed to provide downside protection for the shares purchased pursuant to the New Money PIPE Subscription Agreement to a price of $5.00 per share through the delivery of Additional Founder Shares held by such Sponsor in the event that the average price per share at which shares of Common Stock purchased pursuant to the New Money PIPE Subscription Agreements that are transferred is less than $7.00 per share. As disclosed in the first paragraph under the heading “Letter Agreements” on page 4, the Company will not experience any economic benefit or risk from such transfer of Additional Founder Shares. The amount paid under the New Money PIPE Subscription Agreements was fully at risk and ACM Investor and Polar are likely to be at a loss on the purchases based on the Company’s latest stock price of $1.44 as of May 30, 2024.

In addition, pursuant to the terms of the FPA Funding Amount PIPE Subscription Agreements, ACM and Polar purchased the shares acquired under such subscription agreements in July 2023 for a purchase price of $10.00 per share (see the recitals and Section 2(b) of the FPA Funding Amount PIPE Subscription Agreements, filed as Exhibits 10.24 and 10.25 to Amendment No. 4). Even accounting for the shares of Common Stock retained by ACM and Polar in connection with the cancelation of the Forward Purchase Agreements, ACM and Polar each paid approximately $0.95 per share for the shares of Common Stock under the New Money PIPE Subscription Agreements and FPA Funding Amount PIPE Subscription Agreements, for which they are each at risk. Thus, ACM and Polar each acquired the various shares pursuant to these subscription agreements for significant consideration for which they were at market risk, with a minimal amount of downside risk protection from $7.00 per share to $5.00 per share for a portion of the shares that they each acquired. Furthermore, such purchases of the shares were separate transactions from the hedge transaction from the now-terminated OTC Equity Prepaid Forward Transactions contemplated by the Forward Purchase Agreements, under which (if such agreements had not been terminated) neither ACM nor Polar ever had any obligation to make sales of any shares to any party (including open market sales to third parties), but for which they potentially were obligated to pay additional cash amounts in settlement of the hedge transaction to the Company, further subjecting them to market risk from the hedge transaction in addition to the market risk from the significant consideration paid to acquire shares pursuant to the various subscription agreements.

May 31, 2024 Page 3

Applying the factors set forth in Securities Act Rules C&DI 612.09, the registration of the sale of the shares acquired by ACM, ACM Investor and Polar, pursuant to the New Money PIPE Subscription Agreements and FPA Funding Amount PIPE Subscription Agreements, should be considered a registration of secondary offerings by ACM, ACM Investor and Polar. In the event of a sale by ACM, ACM Investor or Polar, the proceeds of such sale will remain with the Seller, and the Company will receive no portion of the proceeds. Although the Company acknowledges that C&DI 612.09 does not consider this fact dispositive, the Company believes the other considerations under C&DI 612.09 also support the conclusion that such sales would constitute a secondary offering. First, these shares were purchased by ACM, ACM Investor and Polar over ten months ago. Second, as discussed above, each of ACM, ACM Investor and Polar paid significant consideration for the shares with only $2.00 per share downside risk protection (the difference between the initial purchase price of $7.00 per share and $5.00 per share) from a third party stockholder for a portion of the shares; subjecting each of ACM, ACM Investor and Polar to market risk with respect to the shares that were acquired. Third, the relationship between the Company and each of ACM, ACM Investor and Polar was solely as reflected in the transactions entered into for the New Money PIPE Subscription Agreements, FPA Funding Amount PIPE Subscription Agreements and Forward Purchase Agreements, and none of ACM, ACM Investor or Polar are in the business of underwriting securities. Nor did ACM, ACM Investor or Polar act as a conduit for the Company, having acquired the shares from the Company at a fixed purchase price that was paid in July 2023 and for which each of them has borne market risk for over ten months. Finally, the number of shares acquired by ACM, ACM Investor and an affiliated entity pursuant to the subscription agreements was 3,675,000 shares of Common Stock, and the number of shares acquired by Polar pursuant to the subscription agreements was 3,675,00 shares of Common Stock, each constituting less than 9.9% of the beneficial ownership of the Company’s Common Stock. None of these facts or considerations indicate that future sale of shares by ACM, ACM Investor or Polar that were acquired in July 2023 would constitute a primary offering by the Company.

Transactions with Atalaya and Polar, page 2

2.	We note your response to prior comment 5, which we reissue in part. Explain why it was necessary or preferential from Priveterra's perspective that ACM Investor purchase the 236,236 existing shares from redeeming Priveterra shareholders rather than pay $2.5 million to the Company in consideration of the new shares issued in the PIPE. With reference to your statement indicating that the Company received the same economic benefit under this credit arrangement, please revise to disclose, if true, that Priveterra would have had 236,236 fewer shares outstanding if ACM Investor had delivered $2.5 million in funds directly to Priveterra, as would be the case in a standard PIPE investment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4 and 81.

May 31, 2024 Page 4

3.	We note your response to prior comment 6; however, we are unable to locate responsive disclosure on page 3 as stated in your response letter. Please revise the second paragraph under the heading to clarify the financial benefits that ACM Investor received through the arrangement. In this regard, it appears that ACM received $2.5 million worth of new shares from the company and sold the 236,236 shares on the open market, potentially at an additional profit.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4 and 81. The Company also notes that, as disclosed in the first paragraph under the heading “New Money PIPE Subscription Agreements” on page 3, the financial benefit to ACM Investor from the disclosed arrangement was that, by not redeeming the 236,236 shares of Priveterra Class A Common Stock, which were previously elected to be redeemed (the “redeemed shares”), ACM Investor was able to use the redemption value of those redeemed shares to purchase shares under the New Money PIPE Subscription Agreement.  If ACM Investor would have redeemed those redeemed shares, as it was entitled to do, and received the redemption price, then it would have received $2.5 million for such redemption, which it could have then used to pay for the purchase of the shares purchased under its respective New Money PIPE Subscription Agreement.  Instead, ACM Investor paid this value to the Company by not redeeming those redeemed shares and allowing the Company to receive the cash for this non-redemption from the Trust Account. Furthermore, the Company does not know the price at which the shares were sold by ACM Investor, but understands that the sale occurred after the Closing at a per share price that was less than the redemption price for which ACM Investor could have redeemed these shares, resulting in ACM Investor remaining at market risk for the full number of shares which ACM Investor acquired pursuant to its respective New Money PIPE Subscription Agreement.

4.	With respect to your discussion of the FPA Termination Agreements on pages 2 and 3, please revise here and elsewhere as appropriate to disclose: (i) the reason(s) why the Company negotiated the Termination Agreements with Sellers; and (ii) all material terms of the Termination Agreements, including but not limited to the Damages Deadline and the liquidated damages provisions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 66 and 72.

Letter Agreements, page 3

5.	We note your revisions in response to prior comment 10. Please further revise to clarify whether the Sellers have become entitled to, and/or received, any additional shares of common stock from the Sponsor based on the terms of the Letter Agreements, including but not limited to the make-whole provisions. If so, summarize any additional share issuances or transfers made under the Letter Agreements, and explain how the amounts were determined.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 82.

AEON Biopharma, Inc. Financial Statements for Fiscal Year Ended December 31, 2023, page F-1

May 31, 2024 Page 5

6.	We have considered your accounting conclusion regarding the presentation of certain costs or expenditures related to the acquisition of AEON Biopharma, Inc. by Priveterra Acquisition Corp. "on the line." We have considered the information provided in your comment letter responses during 2023 and 2024, as well as the information conveyed during our conference call on December 11, 2023. We believe that under ASC 805, there is an initial recognition of your IPR&D asset in the opening balance sheet of the successor period. Any subsequent charge related to the IPR&D asset should be recognized in the successor period consolidated statement of operations. As a result, we are unable to concur with your presentation of the write-off of in-process research and development (IPR&D) "on the line." Please revise your financial statements as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68, 70, 71, 85, F-11, F-15, F-31, F-33, F-39, F-42, F-43 and F-45.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro

Drew Capurro of LATHAM & WATKINS LLP

cc:	(via email)
Marc Forth, Chief Executive Officer, AEON Biopharma, Inc.
Alex Wilson, Esq., Executive Vice President, Chief Legal Officer, AEON Biopharma, Inc.
B. Shayne Kennedy, Esq., Latham & Watkins LLP
Eric Hanzich, Esq., Latham & Watkins LLP